Exhibit 23.1

AUDITORS’ CONSENT

We consent to the reference to our firm under the caption “Independent auditors” in the Registration Statement (Form F-4) and the related Prospectus of Quebecor Media Inc. (the “Company”) for the registration of US$850,000,000 aggregate principal amount of 5  3/4% Senior Notes due 2023.

We also consent to the inclusion therein of our report to the Board of Directors and Shareholders of the Company dated March 20, 2013 on the consolidated balance sheets of the Company and its subsidiaries as at December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2012.

/s/ Ernst & Young LLP (*)

Montreal, Canada

April 10, 2013

(*) CPA auditor, CA, public accountancy permit number A104687